EXHIBIT 21.0

NAME                                    STATE OF                OWNERSHIP
                                        INCORPORATION

Asset & Financial Planning, Ltd.        New York                100%
GC Capital Corp.                        Delaware                100%
Prime Capital Services, Inc.            New York                100%
Prime Financial Services, Inc.          Delaware                100%